Exhibit 99.2

FRESENIUS MEDICAL CARE

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE SECOND QUARTER 2021 AND FIRST HALF YEAR 2021

July 30, 2021

Investor Relations

phone: +49 6172 609 2525

email: ir@fmc-ag.com

Content:

Statement of earnings	page 2
Segment information	page 3
Balance sheet	page 4
Cash flow	page 5
Revenue development	page 6
Key metrics	page 7
Quality data	page 8
Reconciliation results excl. special items	page 9
Outlook 2021	page 10

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

FRESENIUS MEDICAL CARE

Statement of earnings

in € million, except share data, unaudited

	Three months ended June 30,				Six months ended June 30,			
	2021	**2020**	Change	Change at cc	**2021**	**2020**	Change	Change at cc
Health Care Services	3,400	3,614	-5.9%	2.3%	6,726	7,209	-6.7%	1.5%
Health Care Products	920	943	-2.5%	1.5%	1,804	1,836	-1.7%	2.9%
Total revenue	**4,320**	**4,557**	**-5.2%**	**2.1%**	**8,530**	**9,045**	**-5.7%**	**1.7%**
Costs of revenue	3,036	3,143	-3.4%	4.3%	6,039	6,241	-3.2%	4.7%
Gross profit	1,284	1,414	-9.2%	-2.7%	2,491	2,804	-11.2%	-4.8%
Selling, general and administrative	830	711	16.7%	24.4%	1,542	1,521	1.3%	8.3%
Research and development	52	51	3.0%	7.2%	101	96	4.4%	8.6%
Income from equity method investees	(22)	(4)	474.1%	481.8%	(50)	(24)	106.4%	108.0%
Operating income	**424**	**656**	**-35.3%**	**-29.9%**	**898**	**1,211**	**-25.8%**	**-20.0%**
Operating income margin	9.8%	14.4%			10.5%	13.4%		
Interest income	(14)	(11)	24.8%	32.6%	(29)	(20)	46.6%	55.7%
Interest expense	83	103	-19.3%	-13.5%	174	216	-19.2%	-13.4%
Interest expense, net	69	92	-24.7%	-19.1%	145	196	-25.9%	-20.4%
Income before taxes	**355**	**564**	**-37.1%**	**-31.7%**	**753**	**1,015**	**-25.8%**	**-19.9%**
Income tax expense	75	137	-45.1%	-40.1%	169	237	-28.8%	-23.2%
Net income	**280**	**427**	**-34.5%**	**-29.0%**	**584**	**778**	**-24.9%**	**-18.9%**
Net income attributable to noncontrolling interests	61	76	-19.5%	-11.9%	116	144	-18.8%	-11.3%
Net income attributable to shareholders of FMC-AG & Co. KGaA	**219**	**351**	**-37.7%**	**-32.7%**	**468**	**634**	**-26.2%**	**-20.7%**
Operating income	**424**	**656**	**-35.3%**	**-29.9%**	**898**	**1,211**	**-25.8%**	**-20.0%**
Depreciation, amortization and impairment loss	396	410	-3.6%	3.3%	784	811	-3.4%	3.8%
EBITDA	**820**	**1,066**	**-23.1%**	**-17.1%**	**1,682**	**2,022**	**-16.8%**	**-10.5%**
EBITDA margin	19.0%	23.4%			19.7%	22.4%		
Weighted average number of shares	292,913,910	292,733,283			292,896,096	295,287,813		
Basic earnings per share	**€0.75**	**€1.20**	**-37.8%**	**-32.7%**	**€1.60**	**€2.15**	**-25.6%**	**-20.0%**
Basic earnings per ADS	**€0.37**	**€0.60**	**-37.8%**	**-32.7%**	**€0.80**	**€1.07**	**-25.6%**	**-20.0%**

Statement of earnings page 2 of 10 July 30, 2021

FRESENIUS MEDICAL CARE

Segment information

unaudited

	Three months ended June 30,				Six months ended June 30,			
	2021	2020	Change	Change at cc	2021	2020	Change	Change at cc
Total								
Revenue in € million	4,320	4,557	-5.2%	2.1%	8,530	9,045	-5.7%	1.7%
Operating income in € million	424	656	-35.3%	-29.9%	898	1,211	-25.8%	-20.0%
Operating income margin	9.8%	14.4%			10.5%	13.4%		
Days sales outstanding (DSO)					58	53		
Employees (full-time equivalents)					123,538	124,736		
North America								
Revenue in € million	2,953	3,240	-8.9%	-0.2%	5,852	6,426	-8.9%	-0.4%
Operating income in € million	398	609	-34.8%	-28.5%	796	1,073	-25.8%	-18.9%
Operating income margin	13.5%	18.8%			13.6%	16.7%		
Days sales outstanding (DSO)					37	30		
EMEA								
Revenue in € million	693	687	0.8%	2.1%	1,362	1,366	-0.3%	1.8%
Operating income in € million	73	78	-5.5%	-5.1%	153	179	-14.2%	-13.8%
Operating income margin	10.6%	11.3%			11.2%	13.1%		
Days sales outstanding (DSO)					87	92		
Asia-Pacific								
Revenue in € million	486	450	7.8%	11.5%	957	893	7.1%	10.5%
Operating income in € million	84	63	33.0%	38.2%	170	140	21.0%	24.7%
Operating income margin	17.3%	14.1%			17.7%	15.7%		
Days sales outstanding (DSO)					105	113		
Latin America								
Revenue in € million	171	170	0.8%	16.6%	330	338	-2.2%	16.8%
Operating income in € million	3	11	-76.2%	-81.7%	9	18	-48.1%	-49.2%
Operating income margin	1.5%	6.4%			2.8%	5.3%		
Days sales outstanding (DSO)					135	139		
Corporate								
Revenue in € million	17	10	71.0%	82.5%	29	22	31.4%	39.8%
Operating income in € million	(134)	(105)	26.8%	32.1%	(230)	(199)	15.8%	20.5%

Segment information page 3 of 10 July 30, 2021

Balance sheet in € million, except for net leverage ratio, unaudited June 30 December 31 2021 2020Assets Current assets 7,815 7,275 Goodwill and intangible assets 14,891 14,340 Right of use assets 4,209 4,130 Other non-current assets 6,072 5,944 Total assets 32,987 31,689Liabilities and equity Current liabilities 7,425 6,160 Non-current liabilities 12,750 13,198 Total equity 12,812 12,331 Total liabilities and equity 32,987 31,689Equity/assets ratio 39% 39 %Debt and lease liabilities Short-term debt from unrelated parties 1,322 63 Short-term debt from related parties 63 17 Current portion of long-term debt 635 1,008 Current portion of long-term lease liabilities from unrelated parties 606 588 Current portion of long-term lease liabilities from related parties 21 21 Long-term debt, less current portion 6,499 6,800 Long-term lease liabilities from unrelated parties, less current portion 3,861 3,764 Long-term lease liabilities from related parties, less current portion 109 119 Total debt and lease liabilities 13,116 12,380 Minus: Cash and cash equivalents (1,408) (1,082) Total net debt and lease liabilities 11,708 11,298Reconciliation of annualized adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measures Net income 1,243 1,435 Income tax expense 432 501 Interest income (51) (42) Interest expense 368 410 Depreciation and amortization 1,556 1,587 Adjustments ¹ 256 249 Annualized adjusted EBITDA 3,804 4,140Net leverage ratio 3.1 2.7¹ Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as was defined in the Amended 2012 Credit Agreement (2021: €4 M), non-cash charges, primarily related to pension expense (2021: €50 M; 2020: €50 M) and impairment loss (2021: €202 M; 2020: €199 M).Balance sheet page 4 of 10 July 30, 2021

Cash flow statementin € million, unauditedThree months ended June 30,Six months ended June 30,2021 2020 2021 2020 Operating activitiesNet income 280 427 584 778 Depreciation / amortization / impairment loss 396 410 784 811 Change in working capital and other non-cash items 245 1,482 (239) 1,314 Net cash provided by (used in) operating activities 921 2,319 1,129 2,903 In percent of revenue 21.3% 50.9% 13.2% 32.1%Investing activitiesPurchases of property, plant and equipment and capitalized development costs (209) (218) (394) (500) Proceeds from sale of property, plant and equipment 8 2 14 4 Capital expenditures, net (201) (216) (380) (496)Free cash flow 720 2,103 749 2,407 In percent of revenue 16.7% 46.1% 8.8% 26.6%Acquisitions and investments, net of cash acquired, and purchases of intangible assets (22) (41) (129) (79) Investments in debt securities (52) (28) (62) (29) Proceeds from divestitures 0 1 2 (1) Proceeds from sale of debt securities 26 4 96 12 Free cash flow after investing activities 672 2,039 656 2,310Cash flow page 5 of 10 July 30, 2021

FRESENIUS MEDICAL CARE

Revenue development

in € million, unaudited	2021	2020	Change	Change at cc	Organic growth	Same market treatment growth[1]
Three months ended June 30,						
Total revenue	**4,320**	**4,557**	**-5.2%**	**2.1%**	**1.3%**	
Health Care Services	3,400	3,614	-5.9%	2.3%	1.3%	-1.4%
Health Care Products	920	943	-2.5%	1.5%	1.4%	
North America	**2,953**	**3,240**	**-8.9%**	**-0.2%**	**-0.9%**	
Health Care Services	2,695	2,951	-8.7%	0.0%	-0.8%	-1.8% [2]
Health Care Products	258	289	-10.7%	-2.2%	-2.2%	
EMEA	**693**	**687**	**0.8%**	**2.1%**	**1.6%**	
Health Care Services	341	341	0.3%	1.5%	0.3%	-3.8%
Health Care Products	352	346	1.4%	2.7%	3.0%	
Asia-Pacific	**486**	**450**	**7.8%**	**11.5%**	**10.2%**	
Health Care Services	227	196	15.8%	22.1%	19.1%	5.8%
Health Care Products	259	254	1.7%	3.3%	3.4%	
Latin America	**171**	**170**	**0.8%**	**16.6%**	**14.5%**	
Health Care Services	123	119	3.1%	21.6%	20.8%	3.4%
Health Care Products	48	51	-4.8%	4.7%	0.6%	
Corporate	**17**	**10**	**71.0%**	**82.5%**		
Health Care Services	14	7	107.0%	125.5%		
Health Care Products	3	3	12.9%	13.2%		
Six months ended June 30,						
Total revenue	**8,530**	**9,045**	**-5.7%**	**1.7%**	**1.4%**	
Health Care Services	6,726	7,209	-6.7%	1.5%	0.9%	-1.4%
Health Care Products	1,804	1,836	-1.7%	2.9%	3.0%	
North America	**5,852**	**6,426**	**-8.9%**	**-0.4%**	**-0.8%**	
Health Care Services	5,338	5,859	-8.9%	-0.4%	-0.8%	-2.2% [2]
Health Care Products	514	567	-9.4%	-0.9%	-0.9%	
EMEA	**1,362**	**1,366**	**-0.3%**	**1.8%**	**1.5%**	
Health Care Services	674	682	-1.1%	1.2%	0.3%	-3.3%
Health Care Products	688	684	0.6%	2.3%	2.7%	
Asia-Pacific	**957**	**893**	**7.1%**	**10.5%**	**10.5%**	
Health Care Services	455	414	9.9%	14.7%	14.6%	6.6%
Health Care Products	502	479	4.7%	7.0%	7.1%	
Latin America	**330**	**338**	**-2.2%**	**16.8%**	**14.7%**	
Health Care Services	238	240	-0.9%	19.8%	17.9%	2.9%
Health Care Products	92	98	-5.6%	9.2%	7.4%	
Corporate	**29**	**22**	**31.4%**	**39.8%**		
Health Care Services	21	14	52.5%	66.3%		
Health Care Products	8	8	-0.8%	-0.6%		

[1] same market treatment growth = organic growth less price effects

[2] U.S. (excl. Mexico), same market treatment growth North America: -2.4% for the three months and -2.7% for the six months ended June 30, 2021.

Revenue development page 6 of 10 July 30, 2021

Key metrics Dialysis Care Services unauditedClinics Growth in %Six months ended June 30, 2021 De novos Patients Growth in %Treatments Growth in %Total 4,125 2% 45 345,646 -1% 26,212,741 -1%North America 2,662 2% 19 210,621 -1% 16,006,110 -2% EMEA 815 2% 15 65,401 -3% 4,903,686 -3% Asia-Pacific 404 6% 10 33,491 5% 2,357,958 3% Latin America 244 0% 1 36,133 -1% 2,944,987 2%Key metrics page 7 of 10 July 30, 2021

Quality data¹ in % of patientsNorth AmericaEMEALatin AmericaAsia-PacificQ2 2021 Q2 2020 Q2 2021 Q2 2020 Q2 2021 Q2 2020 Q2 2021 Q2 2020 Kt/V ≥ 1.2 97 97 93 93 94 90 94 94 Hemoglobin = 10-12 g/dl 72 73 82 82 49 46 51 52 Calcium = 8.4-10.2 mg/dl 81 81 77 77 74 75 71 72 Albumin ≥ 3.5 g/dl1) 80 80 89 89 91 90 88 89 Phosphate ≤ 5.5 mg/dl 56 57 78 77 77 77 65 65 Patients without catheter (after 90 days) 79 80 77 77 78 79 81 81 in days Days in hospital per patient year 9.8 9.8 7.9 7.3 4.1 3.9 4.0 2.6 ¹ Definitions cf. Annual Report 2020, Section "Non-Financial Group Report"Quality data page 8 of 10 July 30, 2021

FRESENIUS MEDICAL CARE

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

in € million, except share data, unaudited	Results 2021	FME25 program	Results 2021 excl. special items	Results 2020	Results excl. special items: Change	Results excl. special items: Change at cc
Three months ended June 30,						
Total revenue	4,320		4,320	4,557	-5.2%	2.1%
EBITDA	820	6	826	1,066	-22.6%	-16.6%
Total operating income	424	6	430	656	-34.4%	-29.0%
North America	398		398	609	-34.8%	-28.5%
EMEA	73		73	78	-5.5%	-5.1%
Asia-Pacific	84		84	63	33.0%	38.2%
Latin America	3		3	11	-76.2%	-81.7%
Corporate	(134)	6	(128)	(105)	21.2%	26.5%
Interest expense, net	69		69	92	-24.7%	-19.1%
Income tax expense	75	2	77	137	-43.9%	-38.9%
Net income attributable to noncontrolling interests	61		61	76	-19.5%	-11.9%
Net income[1]	219	4	223	351	-36.5%	-31.4%
Basic earnings per share	€0.75	€0.01	€0.76	€1.20	-36.5%	-31.5%
Six months ended June 30,						
Total revenue	8,530		8,530	9,045	-5.7%	1.7%
EBITDA	1,682	9	1,691	2,022	-16.4%	-10.0%
Total operating income	898	9	907	1,211	-25.1%	-19.3%
North America	796		796	1,073	-25.8%	-18.9%
EMEA	153		153	179	-14.2%	-13.8%
Asia-Pacific	170		170	140	21.0%	24.7%
Latin America	9		9	18	-48.1%	-49.2%
Corporate	(230)	9	(221)	(199)	11.5%	16.2%
Interest expense, net	145		145	196	-25.9%	-20.4%
Income tax expense	169	3	172	237	-27.8%	-22.2%
Net income attributable to noncontrolling interests	116		116	144	-18.8%	-11.3%
Net income[1]	468	6	474	634	-25.2%	-19.7%
Basic earnings per share	€1.60	€0.02	€1.62	€2.15	-24.6%	-19.0%

[1] Attributable to shareholders of FMC-AG & Co. KGaA

Reconciliation results excl. special items page 9 of 10 July 30, 2021

FRESENIUS MEDICAL CARE

Outlook 2021

	Results 2020	Outlook 2021 (at Constant Currency, except for ROIC)
Revenue[1]	€17,859 M	growth: low to mid single digit percentage rate
Revenue growth at Constant Currency[1]		growth: low to mid single digit percentage rate
Operating income[1]	€2,499 M	decline: mid teens to low twenties percentage rate
Net income[1, 2]	€1,359 M	decline: high teens to mid twenties percentage rate
Net income[2] growth at Constant Currency[1]		decline: high teens to mid twenties percentage rate
ROIC[1,3]	6.6%	≥ 5.0%

[1] Outlook 2021 is inclusive of anticipated COVID-19 effects and excl. special items. Special items include costs related to the FME25 program and effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. The growth rates are based on the results 2020 excl. the Impairment Charge of goodwill and trade names in the Latin America Segment of €195 M.

[2] Net income attributable to shareholders of FMC-AG & Co. KGaA.

[3] Results 2020: excl. Impairment Charge.

Outlook 2021 page 10 of 10 July 30, 2021